UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-40331

Enthusiast Gaming Holdings Inc. / Canada

(Exact name of registrant as specified in its charter)

90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

INCORPORATION BY REFERENCE

Exhibit 99.1 and Exhibit 99.2 to this report on Form 6-K are hereby incorporated by reference into Enthusiast Gaming Holdings Inc.’s Registration Statement on Form F-10 (File No. 333-255725) and is Registration Statement on Form S-8 (File No. 333-271652).

Exhibit 99.3 and Exhibit 99.4 to this report on Form 6-K are furnished, not filed, and will not be incorporated by reference into any registration statement.

EXHIBIT INDEX

Exhibit No:	Description
99.1	Enthusiast Gaming Holdings Inc. Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2023, dated November 13, 2023.

99.2	Enthusiast Gaming Holdings Inc. Condensed Consolidated Interim Financial Statements for the Nine Months Ended September 30, 2023 (Expressed in Canadian Dollars), dated November 13, 2023.

99.3	52-109F2 – Certification of interim filings – CFO dated November 13, 2023.

99.4	52-109F2 – Certification of interim filings – CEO dated November 13, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enthusiast Gaming Holdings Inc.

		By:	/s/ Alex Macdonald
Alex Macdonald
Date:	November 13, 2023		Chief Financial Officer